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                                                                    EXHIBIT 99.2

                                                           [English Translation]


RESULTS OF EXTRAORDINARY SHAREHOLDERS' MEETING

1. AGENDA

     Agendum 1 : Amendment of the Articles of Incorporation
          - Changing the Company's corporate name into "hanarotelecom incorporated"
          -- > Approved as proposed

     Agendum 2 : Approval of granting the Stock Option Rights
          - Grantees : A total of 1,451 persons
          - Type and number of shares to be delivered : A total of 19,772,890 registered common shares
          - Method of granting shall be resolved by the company among issue of new shares, transfer of treasury stock or the compensation of difference at the time of exercising the rights.
          - Exercise price (KRW) : 5,000 for each registered common share
          -- > Approved as proposed

2. RESOLUTION DATE : December 16, 2004

3. DATE OF RELEVANT DISCLOSURE : October 29, 2004